Prospectus Supplement No. 18 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On May 3, 2022, the last reported sale price of our ADSs was $8.48 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 4, 2022.

EXHIBIT 99.1

Amryt Reports Record Q1 2022 Results

CHMP adopts positive opinion for Filsuvez® for the treatment of Dystrophic and Junctional EB

Reaffirming FY 2022 revenue guidance to $260M - $270M, representing 17-21% YoY growth

Board approved stock repurchase program of up to $30M

Cash of $102.2M at March 31, 2022

22.1% YoY revenue growth in Q1 to $59.1M

25.7% growth in metreleptin revenues YoY to $37.6M in Q1

9th consecutive quarter of positive EBITDA generation

Successful bioavailability study supporting development of Mycapssa® for carcinoid symptoms in NET

Conference call and webcast today at 0830 ET / 1330 BST

DUBLIN, Ireland, and Boston MA, May 4, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the first quarter ended March 31, 2022.

Joe Wiley, CEO of Amryt Pharma, commented: “Q1 was an extremely busy and productive period for Amryt and I am pleased to report today’s strong operational and financial results. Our record Q1 revenues of $59.1M represent 22.1% YoY revenue growth. Metreleptin continues to grow strongly and delivered 25.7% YoY growth in the quarter and these results clearly demonstrate the strong performance of metreleptin across all regions. Overall, the results also demonstrate the strong growth we are experiencing across our business and represent our ninth consecutive quarter of positive EBITDA generation.

We have also recently reported some very positive news regarding the regulatory pathway for Filsuvez® with the CHMP recommending a positive opinion. This recommendation for the approval of Filsuvez® in Europe is the most significant milestone in Amryt’s history and represents a major positive development for European patients that suffer from this debilitating condition and is the culmination of years of hard work from all the Amryt team. If approved, Filsuvez® would be our fourth commercial product and we already have in place the team, financial flexibility, systems and global infrastructure to bring it to market and to execute our significant growth plan. We are very excited by the potential to deliver Filsuvez® to European patients in need as soon as possible.

The relaunch of Mycapssa® is progressing well and we are excited about both the growth opportunity for Mycapssa® in acromegaly and the potential to develop Mycapssa® in carcinoid syndrome associated with neuroendocrine tumors.

Given the strong performance of our business year to date, we are today reaffirming our full year 2022 revenue guidance of $260-$270 million which represents growth of 17%-21% over 2021”.

Q1 2022 and Recent Business Highlights:

  Board approves stock repurchase program of up to $30M through March 2023
  Completed $125M non-dilutive debt refinancing of which $105M is drawn - significantly reducing interest expense and cost of capital and extending term debt maturity through 2027
  Lancet Diabetes & Endocrinology publishes positive results for the MPOWERED Phase 3 trial for Mycapssa®
  Announced positive long-term MPOWERED safety and efficacy data confirming the role for Mycapssa® in the management of acromegaly patients who have responded to and tolerated treatment with octreotide and lanreotide
  Announced positive long-term safety and efficacy data for Mycapssa® (oral octreotide) from the 2nd Year of OPTIMAL Open Label Extension study in acromegaly patients
  Announced successful bioavailability study for Mycapssa®
  Announced positive interim analysis data from Open Label Phase of EASE Phase 3 Trial in EB
  Filsuvez®1 new patents announced further strengthening IP protection
  Commercial plans well advanced for potential Filsuvez® launch in Europe
  CHMP adopts positive opinion for Filsuvez® for the treatment of Dystrophic and Junctional EB
  Filsuvez® FDA briefing document has been filed and end-of-review conference anticipated in Q2
  FY 2022 revenue guidance of $260M - $270M reaffirmed, representing 17-21% growth over 2021

Q1 2022 Commercial Product Performance:

	Q1 2022 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	20,244	15,922	1,481	37,647
Lomitapide	8,054	7,190	2,572	17,816
Mycapssa®	3,427	-	-	3,427
Other	-	171	68	239
Total revenue	31,725	23,283	4,121	59,129

	Q1 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	16,239	12,971	750	29,960
Lomitapide	8,324	7,440	2,420	18,184
Mycapssa®	-	-	-	-
Other	-	223	65	288
Total revenue	24,563	20,634	3,235	48,432
  22.1% YoY revenue growth in Q1 2022 to $59.1M (Q1 2021: $48.4M)
  25.7% increase in metreleptin revenues YoY to $37.6M in Q1 2022 (Q1 2021: $30.0M)
  US accounted for 53.8% of global metreleptin revenues and EMEA accounted for 42.3% in Q1 2022
  US metreleptin revenues grew by 24.7% YoY and EMEA metreleptin revenues grew by 22.8% YoY in Q1 2022
  US accounted for 45.2% of global lomitapide revenues and EMEA accounted for 40.4% in Q1 2022
  Global lomitapide revenues increased by 0.7% QoQ
  Mycapssa® delivered $3.4M in Q1 2022
  Mycapssa® revenues in Q4 2021 were impacted by pre-ordering in the quarter of approx. $1M. Allowing for the impact of pre-ordering, our underlying Mycapssa® business grew 11% sequentially in Q1 2022.

Q1 2022 Financial Highlights:

  $12.8M operating loss before finance expense for Q1 2022 (Q1 2021: $3.4M operating loss). Excluding non-cash items, share based compensation expenses and Chiasma restructuring and acquisition costs, this resulted in EBITDA3 before restructuring and acquisition costs of $7.2M.
  Cash of $102.2M at March 31, 2022 (Dec 31, 2021: $113.0M)

IFRS and non-GAAP adjusted Q1 2022 results:

US$M	Q1 2021 (unaudited)	Q1 2022 (unaudited)	Q1 2022 Non-cash adjustments[2]	Q1 2022 Non-GAAP Adjusted
Revenue	48.4	59.1	-	59.1
Gross profit	24.9	28.4	16.0	44.4
R&D expenses	(8.9)	(9.9)	-	(9.9)
SG&A expenses	(18.2)	(27.7)	0.4	(27.3)
Restructuring and acquisition costs	-	(0.4)	-	(0.4)
Share based compensation expenses	(1.3)	(3.2)	3.2	-
Operating (loss) / profit before finance expense	(3.4)	(12.8)	19.6	6.8[3]
Operating (loss) / profit before finance expense and restructuring and acquisition costs	(3.4)	(12.4)	19.6	7.2[3]

1  Filsuvez® (birch extract) gel (“Filsuvez®”) has been selected as the brand name for Oleogel-S10 but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

2  Non-cash items include amortisation of the acquired metreleptin, lomitapide and Mycapssa® intangible assets ($14.4M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma, Inc. ($1.6M), depreciation and amortisation ($0.4M) and share based compensation expenses ($3.2M).

3  EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Oleogel-S10 (Filsuvez®) Regulatory Update:
On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. During Q2 2022, Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. An FDA briefing document has been filed and an end-of-review conference is anticipated in Q2 2022.

On April 22, 2022, the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion, recommending the approval of Filsuvez® in the European Union (EU) for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients 6 months and older. EB is a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Based on this CHMP recommendation a decision by the European Commission (EC) is expected on the Filsuvez® application within 67 days of the CHMP opinion. The centralised marketing authorisation would be valid in all EU Member States as well as in Iceland, Liechtenstein, and Norway. The Medicines and Healthcare products Regulatory Agency (MHRA) in the UK is expected to grant authorisation within the same time period.

Guidance & Outlook:
Given the continued strong performance of the Company’s commercial products, the board is today reaffirming revenue guidance for FY 2022 in the range of $260M - $270M which represents growth of 17% to 21% on FY 2021.

Conference Call & Webcast:
Amryt will host a conference call and webcast for analysts and investors today at 0830 ET/1330 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/uso54daj

Telephone Dial in details:

United States	+1 646 741 3167
United Kingdom	+44 (0) 207 192 8338
Ireland	+353 (1) 506 0650
Confirmation Code	1698066

A playback facility will be available from May 4, 2022 at 1330 ET/1830 BST – May 11, 2022 at 1330 ET/1830 BST. Access details for the playback facility are as follows: Confirmation Code: 1698066 | US: + 1 917 677 7532 | UK: +44 (0) 333 300 9785 | Ireland : +353 (1) 553 8777.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended March 31,
	Note	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000
Revenue	3	59,129	48,432
Cost of sales		(30,775)	(23,489)
Gross profit		28,354	24,943
Research and development expenses		(9,881)	(8,916)
Selling, general and administrative expenses		(27,709)	(18,156)
Restructuring and acquisition costs	5	(402)	—
Share based payment expenses	4	(3,148)	(1,263)
Operating loss before finance expense		(12,786)	(3,392)
Non-cash change in fair value of contingent consideration	5	(427)	(2,874)
Non-cash contingent value rights loss	5	(682)	(1,763)
Net finance expense - other		(11,127)	(7,898)
Loss on ordinary activities before taxation		(25,022)	(15,927)
Tax credit/(charge) on loss on ordinary activities		10,531	(610)
Loss for the period attributable to the equity holders of the Company		(14,491)	(16,537)
Exchange translation differences which may be reclassified through profit or loss		(399)	2,547
Total other comprehensive (loss)/income		(399)	2,547
Total comprehensive loss for the period attributable to the equity holders of the Company		(14,890)	(13,990)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.05)	(0.09)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	March 31, 2022 (unaudited)	December 31, 2021 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	56,688	56,688
Intangible assets	7	451,575	467,359
Property, plant and equipment		7,110	7,416
Other non-current assets		1,850	1,885
Total non-current assets		517,223	533,348
Current assets
Trade and other receivables	8	47,369	53,908
Inventories	9	120,055	115,769
Cash and cash equivalents, including restricted cash	10	102,220	113,032
Total current assets		269,644	282,709
Total assets		786,867	816,057

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11	25,572	25,500
Share premium	11	319,855	318,153
Other reserves	11	247,231	246,303
Accumulated deficit		(246,676)	(233,295)
Total equity		345,982	356,661
Non-current liabilities
Contingent consideration and contingent value rights	5	81,127	81,113
Deferred tax liability		6,665	17,772
Long term loan	12	98,463	93,395
Convertible notes	13	107,043	105,788
Provisions and other liabilities	14	3,878	4,049
Total non-current liabilities		297,176	302,117
Current liabilities
Trade and other payables		136,752	149,734
Provisions and other liabilities	14	6,957	7,545
Total current liabilities		143,709	157,279
Total liabilities		440,885	459,396
Total equity and liabilities		786,867	816,057

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Three months ended March 31,
	Note	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(14,491)	(16,537)
Net finance expense - other		11,127	7,898
Depreciation and amortization		14,830	11,058
Amortization of inventory fair value step-up		1,559	951
Share based payment expenses	4	3,148	1,263
Non-cash change in fair value of contingent consideration	5	427	2,874
Non-cash contingent value rights finance expense	5	682	1,763
Deferred taxation (credit)/charge		(11,105)	141
Movements in working capital and other adjustments:
Change in trade and other receivables	8	6,538	(778)
Change in trade and other payables		(13,867)	(3,483)
Change in provision and other liabilities	14	(577)	(3,138)
Change in inventories		(5,846)	670
Change in non-current assets		34	58
Net cash flow from operating activities		(7,541)	2,740

Cash flow from investing activities
Payments for property, plant and equipment		(423)	(71)
Payments for intangible assets		—	(416)
Deposit interest received		2	1
Net cash flow used in investing activities		(421)	(486)

Cash flow from financing activities
Net costs from issue of equity instruments		1,063	(175)
Proceeds from long term borrowings - net of debt issue costs		98,344	—
Repayment of long term debt		(95,469)	—
Interest paid		(6,308)	(1,418)
Payment of leases		(305)	(263)
Net cash flow from financing activities		(2,675)	(1,856)

Exchange and other movements		(175)	(645)

Net change in cash and cash equivalents		(10,812)	(247)
Cash and cash equivalents at beginning of the period		113,032	118,798
Restricted cash at end of the period	10	50	29
Cash at bank available on demand at end of the period	10	102,170	118,522
Total cash and cash equivalents at end of the period	10	102,220	118,551

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the period ended March 31, 2022

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2022 (audited)		25,500	318,153	—	—	20,593	42,627	(73,914)	29,210	217,634	10,153	(233,295)	356,661
Loss for the period		—	—	—	—	—	—	—	—	—	—	(14,491)	(14,491)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(399)	—	(399)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(399)	(14,491)	(14,890)
Transactions with owners
Issue of shares for share options exercised and vesting of RSUs	11	72	1,702	—	—	(711)	—	—	—	—	—	—	1,063
Share based payment expense	4	—	—	—	—	3,148	—	—	—	—	—	—	3,148
Share based payment expense – Lapsed		—	—	—	—	(1,110)	—	—	—	—	—	1,110	—
Total transactions with owners		72	991	—	—	1,327	—	—	—	—	—	1,110	4,211
Balance at March 31, 2022 (unaudited)		25,572	319,855	—	—	21,920	42,627	(73,914)	29,210	217,634	9,754	(246,676)	345,982

For the period ended March 31, 2021

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(16,537)	(16,537)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,547	—	2,547
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,547	(16,537)	(13,990)
Transactions with owners
Issue of treasury shares in exchange for warrants	11	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	11	25	89	—	465	(191)	—	—	—	—	—	—	388
Share based payment expense	4	—	—	—	—	1,263	—	—	—	—	—	—	1,263
Total transactions with owners		48	188	—	904	1,072	—	—	—	—	—	—	2,212
Balance at March 31, 2021 (unaudited)		13,899	51,596	14,762	(6,517)	8,932	42,627	(73,914)	29,210	217,634	8,277	(252,142)	54,364

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT). The Company was also listed on the AIM market of the London Stock Exchange (ticker: AMYT) up until January 11, 2022, on which date the Company completed the cancellation its admission to AIM. The cancellation was announced by the Company on November 22, 2021, and following the AIM delisting, the Company’s American Depositary Shares (“ADSs”) will remain listed, and will only be tradeable, on Nasdaq. The Company’s last day of trading on AIM was 10 January 2022.

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB. On February 28, 2022, Amryt announced that the U.S. Food and Drug Administration (“FDA”) communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. On April 22, 2022, the Committee for Medicinal Products for Human Use (“CHMP”) of the European Medicines Agency (“EMA”) adopted a positive opinion, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (“EC”) is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2021, and those which are expected to be used in the financial statements for the year ended December 31, 2022.

Results for the three-month period ended March 31, 2022, are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2022.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended March 31, 2022.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended March 31, 2022. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.
The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to March 31, 2022 (unaudited)	0.8909	0.7451	3.1969	8.8526	6.6292
At March 31, 2022 (unaudited)	0.8979	0.7615	3.1842	8.6186	6.6790

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2021 (audited)	0.8454	0.7271	3.2322	8.5975	6.2875
At December 31, 2021 (audited)	0.8830	0.7413	3.1115	8.8074	6.5664

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to March 31, 2021 (unaudited)	0.8292	0.7253	3.2720	8.5171	6.1669
At March 31, 2021 (unaudited)	0.8519	0.7274	3.3330	8.5547	6.3351

(€ = Euro; £ = Pounds Sterling, ILS = Israeli Shekel, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2022, that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2021.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2021.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of three commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended March 31, 2022 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	20,244	15,922	1,481	37,647
Lomitapide	8,054	7,190	2,572	17,816
Mycapssa®	3,427	-	-	3,427
Other	-	171	68	239
Total revenue	31,725	23,283	4,121	59,129

	Three months ended March 31, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	16,239	12,971	750	29,960
Lomitapide	8,324	7,440	2,420	18,184
Mycapssa®	—	—	—	—
Other	—	223	65	288
Total revenue	24,563	20,634	3,235	48,432

Major Customers

For the three months ended March 31, 2022, one customer accounted for 48% of the Group’s net revenues (March 31, 2021: 51%) and accounted for 36% of the Group’s March 31, 2022, accounts receivable balance (December 31, 2021: 36%).

4. Share based payments

Share-based Compensation Plans
Amryt’s Equity Incentive Plan
Amryt’s Equity Incentive Plan was adopted by a special resolution on September 23, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Equity Incentive Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan. The Equity Incentive Plan was approved for amendment by the Board on May 18, 2020, August 3, 2021 and November 2, 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

Chiasma Equity Incentive Plan
When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Grants
The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

All equity incentives granted are in the form of ordinary shares. Share option exercise prices below are the exercise price per ordinary share. The ADS equivalent exercise price will be the ordinary share exercise price multiplied by five and the number of ADSs will be the number of ordinary shares divided by five.

The number and weighted average exercise price (in Sterling pence) of share options per ordinary share granted under Amryt’s Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	18,753,648	122.79p	—	—
Granted	11,337,459	190.88p	—	—
Transferred to Amryt on acquisition	—	—	18,139,060	189.07p
Forfeited	(1,288,165)	174.97p	(4,098,425)	226.22p
Exercised	(300,000)	93.00p	(3,320,515)	116.35p
Outstanding at December 31, 2021 (audited)	28,502,942	147.83p	10,720,120	197.40p
Exercisable at December 31, 2021 (audited)	9,347,338	118.87p	8,005,390	192.35p

Balance at January 1, 2022	28,502,942	147.83p	10,720,120	197.40p
Granted	14,849,465	99.91p	—	—
Forfeited	(236,300)	172.95p	(2,171,425)	211.85p
Exercised	(492,905)	113.22p	(226,690)	97.99p
Outstanding at March 31, 2022 (unaudited)	42,623,202	131.40p	8,322,005	196.34p
Exercisable at March 31, 2022 (unaudited)	11,435,228	133.34p	6,314,575	195.95p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the period:

	March 31, 2022 Options Inputs (unaudited)	December 31, 2021 Options Inputs (unaudited)
Days to Expiration	2,555	2,555
Volatility	39%	32% - 49%
Risk free interest rate	1.96%	0.77% - 1.33%
Share price at grant per ordinary share	99.91p	146.87 - 201.2p
Share price at grant per ADS	19.99p	29.37 - 40.2p

In the three months ended March 31, 2022, a total of 14,849,465 share options over ordinary shares exercisable at a weighted average price of US$1.42 (£1.00) were granted. The fair value of share options granted in the period ended March 31, 2022, was US$19,911,369/£14,836,439.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at March 31, 2022 had a weighted remaining contractual life of 5.64 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

In the three months ended March 31, 2021, a total of 8,465,644 share options exercisable at a weighted average price of US$2.80 (£2.012) were granted. The fair value of share options granted in the three months ended March 31, 2021, was US$23,479,000/£17,030,000.

The share options outstanding as at March 31, 2021, had a weighted remaining contractual life of 5.78 years with exercise prices ranging from £0.76 to £2.012.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at March 31, 2022, they have a weighted remaining contractual life of 5.26 years with exercise prices ranging from £0.54 to £7.41 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

Restricted Share Units
Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 3,810,660 ordinary shares were outstanding at March 31, 2022. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the three month period ended March 31, 2022, a total of 2,388,365 RSUs were granted to employees of the Company. For the year ended December 31, 2021, a total of 625,205 RSUs were granted to employees of the Company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the three month period ended March 31, 2022, was US$3,387,000. At March 31, 2022, the total RSUs granted to date have a weighted remaining contractual life of 2.44 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 52,655 ordinary shares were outstanding at March 31, 2022. At March 31, 2022, the total RSUs granted to date have a weighted remaining contractual life of 1.86 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.34	—	—
Granted	625,205	$2.62	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(243,505)	$2.35	(56,405)	$2.75
Vested	(362,855)	$2.34	(39,180)	$2.75
Outstanding at December 31, 2021 (audited)	1,568,755	$2.44	106,560	$2.75
Balance at January 1, 2022	1,568,755	$2.44	106,560	$2.75
Granted	2,388,365	$1.42	—	—
Lapsed	(28,315)	$2.35	(4,605)	$2.75
Vested	(118,145)	$2.79	(49,300)	$2.75
Outstanding at March 31, 2022 (unaudited)	3,810,660	$1.79	52,655	$2.75

Performance Stock Units
Under the terms of Amryt’s Equity Incentive Plan, performance share units (“PSUs”) to purchase 1,851,222 ordinary shares were granted to officers and employees at the discretion of the Remuneration Committee in the three month period to March 31, 2022. Performance conditions determine how many of these performance stock units will vest and, if performance targets are exceeded, additional performance stock units will be issued and vest in accordance with the terms of the relevant performance stock units award. The PSUs vest based on the Total Shareholder Return (“TSR”) of Amryt’s NASDAQ traded common stock relative to the TSRs of the constituents that comprise the NASDAQ Biotechnology Index (the Peer Group) as of January 1, 2022. TSR for Amryt and each peer company will be measured over the period from January 1, 2022, to December 31, 2024. The payout schedule can produce payout percentages ranging from 0% to 150%.

The following table summarizes the PSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan
	Units	Weighted average fair value (US$)
Balance at January 1, 2022	—	—
Granted	1,851,222	$1.42
Lapsed	—	—
Vested	—	—
Outstanding at March 31, 2022 (unaudited)	1,851,222	$1.42

Warrants
There are no outstanding warrants at March 31, 2022 (December 31, 2021: nil). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021. The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	9,312,062	0.05p
Granted	—	—
Lapsed	(62,153)	1.44p
Exercised	(9,249,909)	0.05p
Outstanding at December 31, 2021 (audited)	—	0.00p

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended March 31,
	2022 (unaudited)	2021 (unaudited)
	US$’000	US$’000
Share option expense	2,659	879
RSU expense	429	384
PSU expense	60	—
Total share option expense	3,148	1,263

5. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt ADSs, each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees. The fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the period. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3: Business Combinations.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

The Group incurred acquisition and restructuring related costs of US$402,000 for the three-month period ended March 31, 2022, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive Loss.

Recognized Fair Values as at August 5, 2021
US$’000
Assets
Non-current assets
Intangible assets	215,000
Property, plant and equipment	950
Other non-current assets	866
Total non-current assets	216,816
Current assets
Trade and other receivables	7,180
Inventories	65,907
Cash and cash equivalents, including restricted cash	107,942
Total current assets	181,029
Total assets	397,845

Non-current liabilities
Deferred tax liability	21,478
Total non-current liabilities	21,478
Current liabilities
Trade and other payables	144,482
Total current liabilities	144,482
Total liabilities	165,960

Total identifiable net assets at fair value	231,885
Goodwill arising on acquisition	38,608
Consideration	270,493

Consideration
Issue of fully paid up ordinary shares	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157
Total consideration	270,493

Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2022 consolidated financial statements, as stipulated by IFRS 3.

Acquisition of Aegerion Pharmaceuticals
On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at March 31, 2022, no zero cost warrants were remaining.

Contingent Value Rights
Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

  The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
  FDA approval
    US$35,000,000 upon FDA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
  EMA approval
    US$15,000,000 upon EMA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
  Revenue targets
    US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
  Payment can at the Board’s discretion be in the form of either:
    120-day loan notes (effectively cash), or
    Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs
As at March 31, 2022, the carrying value of the CVRs was US$20,574,000 (December 31, 2021: US$19,892,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of this product, was estimated at 60% for the FDA approval (December 31, 2021: 60%) and 100% for the EMA approval (December 31, 2021: 100%) in the three month period ended March 31, 2022. This estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The probability chance of success was updated in the financial year 2021 following the receipt of a CRL from the FDA, which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the year ended December 31, 2021, based on the applicable rates determined on the acquisition date. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but was submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2022, is US$682,000 (March 31, 2021: US$1,763,000).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)
Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016, with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

  Milestone payments of:
    €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
    €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
    €15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
  Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
  Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at March 31, 2022, the fair value of the contingent consideration was estimated to be US$60,553,000 (December 31, 2021: US$61,221,000). The fair value of the contingent consideration included milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 15, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of the product, was estimated at 60% for the FDA approval (December 31, 2021: 60%) and 100% for the EMA approval (December 31, 2021: 100%) in the three month period ended March 31, 2022. This estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The probability chance of success was updated in the financial year 2021 following the receipt of a CRL from the FDA, which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries. A discount rate of 7.9% was used in the calculation of the fair value of the contingent consideration for the three month period ended March 31, 2022 (December 31, 2021: 7.9%).

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but was submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2022, is US$427,000 (March 31, 2021: US$2,874,000).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at March 31, 2022.

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
March 31, 2022 (unaudited)	320,699,807	320,502,464
March 31, 2021 (unaudited)	179,384,982	178,937,717

The calculation of loss per share is based on the following:

	Three months ended March 31
	2022 (unaudited)	2021 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(14,491)	(16,537)
Weighted average number of ordinary shares in issue	320,502,464	178,937,717
Fully diluted average number of ordinary shares in issue	320,502,464	178,937,717
Basic and diluted loss per share (US$)	(0.05)	(0.09)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs, PSUs and warrants outstanding as at March 31, 2022 totaled 56,659,744 (March 31, 2021: 37,782,055) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	Developed technology - Mycapssa®	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2021 (audited)	176,000	123,000	—	60,128	866	359,994	19,131
Additions	—	—	—	—	847	847	—
Acquired assets	—	—	215,000	—	—	215,000	38,608
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	(4,691)	(61)	(4,752)	—
At December 31, 2021 (audited)	176,000	123,000	215,000	55,437	1,652	571,089	56,688
Foreign exchange movement	—	—	—	(1,250)	(24)	(1,274)	—
At March 31, 2022 (unaudited)	176,000	123,000	215,000	54,187	1,628	569,815	56,688

Accumulated amortization
At January 1, 2021 (audited)	34,743	19,680	—	—	202	54,625	—
Amortization charge	27,428	15,537	5,979	—	147	49,091	—
Foreign exchange movement	—	—	—	—	14	14	—
At December 31, 2021 (audited)	62,171	35,217	5,979	—	363	103,730	—
Amortization charge	6,856	3,884	3,707	—	24	14,471	—
Foreign exchange movement	—	—	—	—	39	39	—
At March 31, 2022 (unaudited)	69,027	39,101	9,686	—	426	118,240	—

Net book value
At December 31, 2021 (audited)	113,829	87,783	209,021	55,437	1,289	467,359	56,688
At March 31, 2022 (unaudited)	106,973	83,899	205,314	54,187	1,202	451,575	56,688

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 3.9 and 5.4 years, respectively, as of March 31, 2022 (December 31, 2021: 4.2 and 5.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, octreotide. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 13.9 years as of March 31, 2022 (December 31, 2021: 14.2).

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000/US$54,872,000 which is related to the Group’s lead development asset, Oleogel-S10.

The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill

During 2019, the Group completed the acquisition of Aegerion which resulted in the recognition of goodwill that has a carrying value of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$38,608,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment, at each reporting date, and conducts an annual impairment review to determine any impairment charge required. Management completed an impairment review by determining recoverable amounts from value in use calculations. The recoverable amount of an asset or cash generating unit is estimated in order to determine the extent of an impairment charge.

There was no impairment charge recorded during the three months ended March 31, 2022.

8. Trade and other receivables

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Trade receivables	32,269	34,263
Accrued income and other debtors	10,353	12,201
VAT recoverable	4,747	7,444
Trade and other receivables	47,369	53,908

9. Inventories

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Raw materials	38,918	36,850
Work in progress	11,264	12,986
Finished goods	69,873	65,933
Inventories	120,055	115,769

Inventories for the period ended March 31, 2022, includes inventory acquired as part of the acquisition of Chiasma on August 5, 2021, which was fair valued as of the date of the acquisition. The fair value of the acquired inventory amounted to US$65,907,000. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose include sales and marketing expenses required to sell the product to the customer in addition to certain general and administrative expenses expected to be incurred by Amryt. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021, of US$44,794,000. The non-cash step up in inventory is being unwound to the Condensed Consolidated Statement of Comprehensive Loss over the period in which this saleable inventory is sold. At March 31, 2022, US$40,022,000 of this non-cash inventory step up is included in inventory.

10. Cash and cash equivalents

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Cash at bank available on demand	102,170	112,771
Restricted cash	50	261
Total cash and cash equivalents	102,220	113,032

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At March 31, 2022, and December 31, 2021, there was US$50,000 and US$261,000 of restricted cash, respectively. The balance at March 31, 2022, consists of a letter of credit related to US customs which was put in place for an amount of US$50,000 (December 31, 2021: US$50,000). The balance at December 31, 2021, includes a deposit on a company credit card facility for an amount of US$$126,000, a lease deposit for US$85,000 and a letter of credit related to US customs which was put in place for an amount of US$50,000.

11. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2021: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2021 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	127,740,695
Issue of shares in exchange for warrants	4,758,206	—	4,758,206
Issue of treasury shares in exchange for warrants	4,208,314	(4,208,314)	—
Issue of shares for share options exercised and RSUs vesting	3,722,550	—	3,722,550
At December 31, 2021 (audited)	319,814,747	—	319,814,747
Issue of shares for share options exercised and RSUs vesting	885,060	—	885,060
At March 31, 2022 (unaudited)	320,699,807	—	320,699,807

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the year ended December 31, 2021, there were 3,342,680 shares issued following the exercise of share options and 379,870 shares issued following RSUs vesting. During the period ended March 31, 2022, there were 719,595 shares issued following the exercise of share options and 165,465 shares issued following RSUs vesting.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represented zero cost warrants issued as part of the equity raise on September 24, 2019, net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares and there are no longer any warrants outstanding.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants and since August 2021 there are no longer any treasury shares held.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants. In April 2021, 62,153 warrants lapsed. During the year ended December 31, 2021, the Company issued 3,722,550 ordinary shares in relation to the exercise of share options and RSUs. During the period ended March 31, 2022, the Company issued 885,060 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016, in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

  Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
  A deemed distribution of US$47,902,000 arising from the issuance of CVRs in September 2019.
  A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”).

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

12. Long term loan

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Long term loan principal	105,000	93,988
Unamortized debt issuance costs	(6,537)	(593)
Long term loan	98,463	93,395

On February 18, 2022, Amryt secured US$125,000,000 of senior credit facilities (“Senior Credit Facility”) from funds managed by the Credit Group of Ares Management Corporation (“Ares”). A portion of the proceeds were used to refinance the previous secured term loan, which had an outstanding balance of US$93,988,000 as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence. In repaying the secured term loan, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date. This amounted to US$4,699,000 and is included in Net finance expense – other in the Condensed Consolidated Statement of Comprehensive Income for the three month-period ended March 31, 2022.

Key features of the new facilities include:

  Total new facilities of $125 million, consisting of:
    $85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
    $40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
    Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s previous secured term debt facility at 13.00% interest
  Requires interest-only payments until facility matures in February 2027
  There are no warrants or any equity conversion features associated with the new facilities
  The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

In connection with the Secured Credit Facility, the Group incurred approximately US$6,656,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are amortized over the expected life of the loan using the effective interest method.

The Secured Credit Facility includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the loan agreement. The loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Amryt and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Secured Credit Facility and other obligations under the Secured Credit Facility to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There were no events of default or breaches of the covenants occurring for during three month period ended March 31, 2022.

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan was made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan had a five-year term from the date of the draw down, September 24, 2019, and matured on September 24, 2024. Under the Term Loan, interest was payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that was to be paid when the principal is repaid, which rolled up and included in the principal balance outstanding, on a quarterly basis. There was no unpaid accrued interest of as at March 31, 2021 (December 31, 2020: $1,439,000). The Term Loan was repayable, in whole or in part, by Amryt at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan. On February 18, 2022, the Term Loan was repaid in full and the Group secured a $125,000,000 senior credit facility of which US$105,000,000 was drawn down to facilitate the prepayment of the existing Term Loan. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs were amortized over the expected life of the loan using the effective interest method and during the three month period ended March 31, 2022, were written off to the Condensed Consolidated Statement of Comprehensive Loss as the Term Loan liability was derecognized.

The Term Loan was guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges were placed on property and undertakings of Amryt and certain subsidiaries of the Group.

13. Convertible notes

Total
US$’000
At January 1, 2021	101,086
Accreted interest	4,702
At December 31, 2021 (audited)	105,788
Accreted interest	1,255
At March 31, 2022 (unaudited)	107,043

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Amryt can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 11, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Amryt, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Amryt and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Amryt, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Amryt’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Amryt to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended March 31, 2022 (2021: no events).

14. Provisions and other liabilities

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	—	—
Leases due greater than 1 year	3,878	4,049
	3,878	4,049
Current liabilities
Provisions and other liabilities	6,000	6,000
Leases due less than 1 year	957	1,545
	6,957	7,545
Total provisions and other liabilities	10,835	11,594

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements required Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021.

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At March 31, 2022 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2021: US$6,000,000).

15. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	March 31, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	102,220	113,032
Trade receivables	32,269	34,263
Total financial assets	134,489	147,295

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	131,974	148,251
Lease liabilities	4,835	5,594
Convertible notes	107,043	105,788
Long term loan	98,463	93,395
Contingent value rights	20,574	19,892
At fair value
Contingent consideration	60,553	61,221
Total financial liabilities	423,442	434,141
Net	(288,953)	(286,846)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

  Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
  Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
  Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

  Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$60,553,000 as at March 31, 2022 (December 31, 2021: US$61,221,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data on the contingent consideration:

  An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,681,000. A decrease would have the opposite effect.
  A 5% increase in the discount factor used would result in a decrease to the fair value of US$9,374,000. A decrease of 5% would result in an increase to the fair value of US$12,449,000.
  A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$5,319,000.
  A 20% decrease in the probability of success used would result in a decrease to the fair value of US$17,320,000. An increase of 20% in the probability of success with the FDA approval would result in a decrease to the fair value of US$12,982,000.

16. Events after the reporting period

Development Pipeline
On April 22, 2022, the CHMP has adopted a positive opinion, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

There were no other significant events since the end of the reporting period.